Exhibit (d)

EXECUTION COPY

CONTRIBUTION AGREEMENT

THIS CONTRIBUTION AGREEMENT (this “Agreement”) is made as of March 8, 2013, by and among Mr. Li Zhang, an individual whose Chinese identification card number is 230206196306301914 (“Mr. Zhang”), Fuer Merger Newco Ltd., a newly formed Nevada company (“Newco”) and certain stockholders (the “Contributing Stockholders”) of Fuer International, Inc., a Nevada company (“Fuer”) set forth on Exhibit A attached hereto.

RECITALS

WHEREAS, each Contributing Stockholder owns beneficially and of record certain shares of common stock of Fuer, par value $0.001 per share (the “Fuer Common Stock”) as set forth under the heading “Fuer Shares Held of Record” under such Contributing Stockholder’s name on Exhibit A (the “Contributed Shares”).

WHEREAS, Mr. Zhang is the Chairman and CEO of Fuer, and he controls Oriental Agriculture Co., Ltd., which owns beneficially and of record approximately 56.6% of the total issued and outstanding shares of Fuer Common Stock.

WHEREAS, Allied Merit International Investment Inc., a company incorporated in the British Virgin Islands (“Allied”) is also a Contributing Stockholder, and it owns beneficially and of record certain warrants to acquire 873,315 shares of Fuer Common Stock (the “Warrants”) in addition to the Contributed Shares listed under its name on Exhibit A. In addition Allied is a party to a series of agreements with Fuer and/or its affiliates, which are listed on Exhibit B attached hereto (the “Allied Agreements”).

WHEREAS, the Contributing Stockholders propose to undertake a going private transaction (the “Transaction”) with respect to Fuer, and in connection therewith cause a statement on Schedule 13e-3 (the “Schedule 13e-3”) to be filed with the United States Securities and Exchange Commission (the “SEC”).

WHEREAS, Newco was formed for the sole purpose of effecting the Transaction through the Contribution and Merger (each as defined below).

WHEREAS, to effect the Transaction, the Contributing Stockholders desire to contribute at the Closing all of their respective Contributed Shares to Newco (the “Contribution”), and immediately after the completion of the Contribution, Newco will own beneficially and of record more than 90% of the total issued and outstanding shares of Fuer Common Stock.

WHEREAS, after the completion of the Contribution, the Contributing Stockholders desire to cause Newco to effect a “short-form” merger (the “Merger”) with and into Fuer under Section 92A.180 of the Nevada Revised Statutes, with Fuer being the surviving corporation, pursuant to which (i) the shares of Fuer Common Stock held by the stockholders of Fuer who are not Contributing Stockholders (the “Minority Stockholders”) will be converted into the right to receive cash (the “Merger Consideration”), and (ii) the Newco Shares owned by each Contributing Stockholder will be converted into the same number of shares of Fuer Common Stock, after which the Contributing Stockholders will own all of the outstanding shares of Fuer as the surviving corporation in the Merger.

WHEREAS, it is intended that for U.S. federal income tax purposes, the Contribution and Merger will be disregarded and treated as a redemption by Fuer of all of the shares of Fuer Common Stock of the Minority Stockholders in exchange for the Merger Consideration (as defined below).

AGREEMENT

NOW THEREFORE, in consideration of the respective representations, warranties and covenants contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto hereby agree as follows:

1. Defined Terms. As used in this Agreement, the following terms shall have the meanings set forth below:

“Agreement” means this Contribution Agreement and all exhibits and schedules hereto, as amended, modified or supplemented from time to time.

“Allied” shall have the meaning given to it in the recitals of this Agreement.

“Allied Agreements” shall have the meaning given to it in the recitals of this Agreement.

“Contributing Stockholders” shall have the meaning given to it in the preamble of this Agreement.

“Contributed Shares” shall have the meaning given to it in the recitals of this Agreement.

“Contribution” shall have the meaning given to it in the recitals of this Agreement.

“Closing” shall have the meaning given to it in Section 3(a) of this Agreement.

“Exclusivity Period” shall have the meaning given to it in Section 5(a) of this Agreement.

“Fuer” shall have the meaning given to it in the recitals of this Agreement.

“Fuer Common Stock” shall have the meaning given to it in the recitals of this Agreement.

“Merger” shall have the meaning given to it in the recitals of this Agreement.

“Merger Consideration” shall have the meaning given to it in the recitals of this Agreement.

“Minority Stockholders” shall have the meaning given to it in the recitals of this Agreement.

“Mr. Zhang” shall have the meaning given to it in the preamble of this Agreement.

“Newco” shall have the meaning given to it in the preamble of this Agreement.

“Newco Shares” shall have the meaning given to it in Section 3(b) of this Agreement.

“Schedule 13e-3” shall have the meaning given to it in the recitals of this Agreement.

“Schedule 13D” shall have the meaning given to it in Section 6(a) of this Agreement.

“SEC” shall have the meaning given to it in the recitals of this Agreement.

“Securities Act” means the Securities Act of 1933, as amended.

“Third Party Claim” means any claim by a third party against any one or more parties hereto arising from or relating to any transactions contemplated hereby.

“Transaction” shall have the meaning given to it in the recitals of this Agreement.

“Warrants” shall have the meaning given to it in the recitals of this Agreement.

2. Federal Income Tax Treatment.

(a) The parties hereto agree to treat Newco as a transitory and disregarded entity for U.S. federal income tax purposes.

(b) The parties hereto agree to treat the Contribution and Merger as disregarded transactions for U.S. federal income tax purposes and to treat the Transaction as a redemption by Fuer of all of the shares of Fuer Common Stock of the Minority Stockholders in exchange for the Merger Consideration.

3. Contribution.

(a) Contribution of Fuer Common Stock. Subject to the satisfaction or waiver of the closing conditions set forth in Section 9, at the Closing each Contributing Stockholder shall contribute, assign and transfer to Newco, and Newco shall accept, all Contributed Shares held by such Contributing Stockholders, free and clear of all liens, claims, encumbrances and restrictions of any kind whatsoever.

(b) Issuance of Newco Shares. In consideration for each Contributing Stockholder’ contribution of the Contributed Shares to Newco pursuant to Section 3(a), at the Closing, Newco shall issue such number of shares of common stock of Newco (the “Newco Shares”) to such Contributing Stockholder as set forth under the heading “Newco Shares to be Issued” under its name on Exhibit A, free and clear of all liens, claims, encumbrances and restrictions of any kind whatsoever (following the completion of the Merger, the Newco Shares shall mean the shares of Fuer Common Stock issued to the Contributing Stockholders in the Merger). The Contributing Stockholders hereby acknowledge and agree that the Newco Shares are allocated to the Contributing Stockholders in consideration of the Contribution and Mr. Zhang providing the Merger Consideration necessary to be paid to the Minority Stockholders in the Merger.

4. Closing of Contribution. Unless otherwise mutually agreed by Mr. Zhang and Allied, the closing of the Contribution (the “Closing”) shall take place at the Beijing Office of Troutman Sanders LLP located at China World Office 2, 1 JianguomenwaiDajie, Beijing, China 100004, within three (3) business days after all the closing conditions in Section 9 have been satisfied or waived. At the Closing, each Contributing Stockholder shall deliver or cause to be delivered to Newco, (i) original share certificates of such Contributing Stockholder’s Contributed Shares duly endorsed in favor of Newco or accompanied by stock powers duly endorsed in blank, and (ii) such other documents reasonably requested by Newco. In addition, at the Closing Allied shall deliver or cause to be delivered to Newco a duly executed copy of the Termination and Release Letter substantially in the form attached hereto as Exhibit B, pursuant to which the Warrants and the Allied Agreements shall be cancelled and terminated as of the effectiveness of the Merger.

5. Exclusivity.

(a) From the date hereof and until the Closing or the termination of this Agreement in accordance with Section 10 hereof (the “Exclusivity Period”), the parties hereto agree to deal exclusively with each other with respect to the Contribution and Transaction, and each of the parties hereto will not, and will cause their respective representatives not to, without the written consent of the other parties hereto, directly or indirectly, do or omits to do anything which is inconsistent with the Contribution and Transaction.

(b) Each Contributing Stockholder agrees that, within the Exclusivity Period, it will not, and will not permit any of its representatives to, directly or indirectly: (i) sell, offer to sell, give, pledge, encumber, assign, grant any option for the sale of or otherwise transfer or dispose of, or enter into any agreement, arrangement or understanding to sell, any Contributed Shares, (ii) deposit any Contributed Shares into a voting trust or grant any proxies or enter into a voting agreement, power of attorney or voting trust with respect to any Contributed Shares, (iii) take any action that would have the effect of preventing, disabling or delaying such Contributing Stockholder from performing its obligations under this Agreement or (iv) agree (whether or not in writing) to take any of the actions referred to in the foregoing clauses (i), (ii) or (iii) of this Section 5(b).

6. Certain Process Matters.

(a) Schedule 13D. The parties hereto agree that in connection with the execution and delivery of this Agreement, the parties hereto will be required to file a statement of beneficial ownership on Schedule 13D (the “Schedule 13D”) with the SEC. The parties hereto further agree that in the Schedule 13D the parties hereto will acknowledge that by virtue of entering into this Agreement, the parties hereto may be deemed to have formed a “group” under Section 13(d) of the Securities Exchange Act of 1934, as amended.

(b) Legal Advisors. The parties hereto agree that upon the execution and delivery of this Agreement, Locke Lord LLP shall be engaged by Newco as its U.S. legal counsel in relation to the transactions contemplated hereby. The appointment of Locke Lord LLP to represent Newco does not limit the right of each Contributing Stockholder to appoint its own legal advisors in connection with the transactions contemplated hereby. If a Contributing Stockholder desires separate legal representation in connection with the transactions contemplated hereby, it may retain a separate legal advisor, provided that such Contributing Stockholder shall be solely responsible for the fees and expenses of such advisor.

(c) Cooperation. Each party hereto expressly represents and warrants to the other parties hereto that it will cooperate and act in good faith to carry out the transactions contemplated by this Agreement, including, without limitation, promptly providing information necessary for the preparation and filing of the Schedule 13D, the Schedule 13e-3 and any other documents required to be filed with the SEC and the preparation and distribution of necessary documents to the stockholders of Fuer.

(d) Newco Shares. Each Contributing Stockholder agrees and acknowledges that the Newco Shares (i) have not been registered under the Securities Act, (ii) may not be offered or sold in the U.S. or to U.S. persons for a period of one year following the Closing, and thereafter resales may only be made in the U.S. or to U.S. persons pursuant to registration under the Securities Act or an exemption therefrom, and hedging transactions involving the Newco Shares may not be conducted unless in compliance with the Securities Act, (iii) shall bear a legend stating that the securities have not been registered under the Securities Act and may not be offered or sold in the U.S. or to U.S. persons without registration or pursuant to an exemption and (d) if sold prior to the expiration of one year following the Closing other than to a U.S. person or for the account or benefit of a U.S. person (other than a distributor), shall be made in compliance with Regulation S under the Securities Act.

7. Representations and Warranties of Contributing Stockholders. Each Contributing Stockholder hereby represents, warrants, agrees and acknowledges, in respect of itself only, to the other parties hereto, as an inducement to such other parties to enter into this Agreement, that:

(a) it has necessary power and authority or, in the case of an individual, the capacity, to execute and deliver this Agreement and to perform and carry out the transactions contemplated hereby;

(b) the execution, delivery and performance of this Agreement has been duly and validly authorized by all required actions of such party;

(c) no authorization or approval from any governmental authority of any jurisdiction is necessary for the due execution and delivery of this Agreement and the performance of the transactions contemplated hereby;

(d) the execution, delivery and performance of this Agreement will not (x) violate the provisions of the charter, bylaws, memorandum or articles of association or other constitutional document of such party, (y) violate any order, writ, injunction, decree, rule or regulation, applicable to such party or (z) conflict with or constitute a breach of or default under any agreement to which it is a party or by which any of its assets or property is bound;

(e) this Agreement constitutes a legal, valid and binding obligation of such party, enforceable against such party in accordance with its terms;

(f) there is no action, suit, proceeding, claim or investigation pending or threatened against or affecting the transactions contemplated by this Agreement;

(g) it owns beneficially and of record (free and clear of any liens, claims, encumbrances or restrictions) the number of Contributed Shares set forth under the heading “Fuer Shares Held of Record” under such party’s name on Exhibit A; and

(h) it (i) is not and has not been in the U.S. at any time during the negotiation of this Agreement or at any time at which an offer of the Newco Shares was made, (ii) will not be in the U.S. at the time of the Closing under this Agreement, and (iii) is not (and is not buying for the account of) a U.S. person.

8. Representations and Warranties of Newco. Newco hereby represents, warrants, agrees and acknowledges, in respect of itself only, to the other parties hereto, as an inducement to such other parties to enter into this Agreement, that:

(a) it has necessary power and authority to execute and deliver this Agreement and to perform and carry out the transactions contemplated hereby;

(b) the execution, delivery and performance of this Agreement has been duly and validly authorized by all required actions of such party;

(c) no authorization or approval from any governmental authority of any jurisdiction is necessary for the due execution and delivery of this Agreement and the performance of the transactions contemplated hereby;

(d) the execution, delivery and performance of this Agreement will not (x) violate the provisions of the charter, bylaws, memorandum or articles of association or other constitutional document of such party, (y) violate any order, writ, injunction, decree, rule or regulation, applicable to such party or (z) conflict with or constitute a breach of or default under any agreement to which it is a party or by which any of its assets or property is bound;

(e) this Agreement constitutes a legal, valid and binding obligation of such party, enforceable against such party in accordance with its terms;

(f) there is no action, suit, proceeding, claim or investigation pending or threatened against or affecting the transactions contemplated by this Agreement; and

(g) it has not undertaken any activity for the purpose of, or that could be reasonably expected to result in, conditioning the U.S. market for the issuance of the Newco Shares.

9. Conditions. The obligation of each party hereto to consummate the Contribution is subject to the satisfaction or waiver of the following conditions as of immediately prior to the Closing:

(a) The Schedule 13e-3 shall have been cleared by the SEC;

(b) No law, injunction or other order (temporary, preliminary or permanent) shall have been enacted, entered, promulgated or enforced by any governmental authority with jurisdiction over the transactions contemplated by this Agreement which prohibits or seeks to prohibit the consummation of any of the transactions contemplated by this Agreement.

(c) Newco shall have received sufficient funds from Mr. Zhang to pay the Merger Consideration at the closing of the Merger; and

(d) No event or breach of this Agreement by the other parties hereto shall have occurred that would reasonably be expected to prevent or materially delay the performance by such party of any of its obligations under this Agreement or the consummation of the transactions contemplated hereby.

10. Termination.

(a) This Agreement shall terminate upon: the earliest of (i) the mutual written consent of Mr. Zhang and Allied, (ii) the completion of the transactions contemplated by this Agreement, including, without limitation, the Merger, or (iii) the one-year anniversary of the date hereof.

(b) In the event that this Agreement is validly terminated as provided in Section 10(a), each party hereto shall be relieved of its duties and obligations arising under this Agreement after the date of such termination (other than this Section 10(b) and Sections 11 through 20, which shall remain in full force and effect).

11. Fees and Expenses. Each party hereto shall be responsible for its own expenses relating to the preparation and negotiation of this Agreement and the transactions contemplated by this Agreement, provided that Mr. Zhang shall be solely responsible for the legal fees of Locke Lord LLP and the Merger Consideration. Following the closing of the Merger, Fuer shall reimburse each party hereto (excluding New Co) for all reasonable and documented fees and out-of-pocket expenses incurred by such party in connection with this Agreement and the closing of the transactions contemplated hereby.

12. Limitation of Liability. The obligations of the Contributing Stockholders under this Agreement are several (and not joint or joint and several). The Contributing Stockholders shall share any liabilities in respect of any Third Party Claim in proportion to their ownership percentages in Newco set forth in Exhibit A, provided that if the Third Party Claim has arisen as a result of any fraud, willful misconduct or breach of this Agreement by a Contributing Stockholder, the liabilities in respect of such Third Party Claim shall rest solely with such Contributing Stockholder who has committed the act of fraud, willful misconduct or the breach.

13. Remedies. It is understood and agreed that money damages may not be a sufficient remedy for a breach of this Agreement by any party hereto and that each party hereto shall be entitled to seek equitable relief, including injunction and specific performance, as a remedy for any such breach by any other party. Such remedies shall not be deemed to be the exclusive remedies for a breach by a party of this Agreement but shall be in addition to all other remedies available at law or equity to the other party hereto.

14. Severability. If any one or more covenants or agreements provided in this Agreement should be contrary to law, then such covenant or covenants, agreement or agreements shall be null and void and shall in no way affect the validity of the other provisions of this Agreement.

15. Entire Agreement. This Agreement and the Exhibits attached hereto represent the entire agreement between the parties and supersede all prior written or oral agreements relating to the transactions contemplated hereby.

16. Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement, and each of which shall be deemed an original.

17. Successors and Assigns. This Agreement may not be assigned (by operation of law or otherwise) without the written consent of both Mr. Zhang and Allied. This Agreement shall insure to the benefit of, and be binding upon, the successors of each party hereto. This Agreement shall be for the sole benefit of the parties hereto and their respective heirs, successors, assigns and legal representatives and is not intended, nor shall be construed, to give any person, other than the parties hereto and their respective heirs, successors, assigns and legal representatives, any legal or equitable right, remedy or claim hereunder.

18. Choice of Law; Jurisdiction. This Agreement shall be construed and enforced in accordance with the laws and decisions of the State of New York without giving effect to the principles of conflicts of laws thereof. The State Courts of New York and the United States District Court for the Southern District of New York shall have the exclusive jurisdiction over any and all claims, lawsuits and litigation relating to or arising out of this Agreement, the subject matter hereof or thereof or the transactions contemplated hereby. Each party hereto hereby irrevocably (a) submits to the personal jurisdiction of such courts over such party in connection with any litigation, proceeding or other legal action arising out of or in connection with this Agreement, and (b) waives to the fullest extent permitted by law any objection to the venue of any such litigation, proceeding or action which is brought in any such court. If there is any inconsistency between the English version and the Chinese version of this Agreement, the English version shall prevail.

19. Amendments and Waivers. This Agreement may not be amended except by an instrument in writing signed on behalf of each of Mr. Zhang and Allied. Any agreement on the part of a party hereto to any extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party.

20. Acknowledgement Regarding Locke Lord Representation. All of the parties to this Agreement acknowledge that they have had the opportunity to seek counsel to review this Agreement and all other documents relating to the transactions contemplated by this Agreement, including, without limitation, the Schedule 13E-3 and the Schedule 13D (collectively, the “Related Documents”) and to obtain the advice of counsel relating thereto. Each party hereto acknowledges and agrees that prior to the execution of this Agreement Locke Lord LLP represented only Mr. Zhang, and does not advise, has not advised and will not advise, any other party hereto regarding the substance or merit or any other aspect of this Agreement or any Related Document.

[Signature page follows]

IN WITNESS WHEREOF, intending to be legally bound hereby, each of the undersigned has duly executed and delivered this Agreement as of the day and year first above written.

FUER MERGER NEWCO LTD.

By:	/s/ Li Zhang
Name:	Li Zhang
Title:	Sole Director

LI ZHANG

/s/ Li Zhang
Li Zhang

YUHUA LIU

/s/ Yuhua Liu
Yuhua Liu

ORIENTAL AGRICULTURE CO., LTD.

By:	/s/ Li Zhang
Name:	Li Zhang
Title:	Sole Director

TRADE EVER HOLDINGS LIMITED

By:	/s/ Xi Liu
Name:	Xi Liu
Title:	Sole Director

FAITH ORIGINS LIMITED

By:	/s/ Li Guo Li
Name:	Li Guo Li
Title:	Sole Director

QIULI ZHAO

/s/ Qiuli Zhao
Qiuli Zhao

SHUXIAN LIU

/s/ Shuxian Liu
Shuxian Liu

HEPING GAO

/s/ Heping Gao
Heping Gao

PINGFANG HAN

/s/ Pingfang Han
Pingfang Han

GUOBIN TAN

/s/ Guobin Tan
Guobin Tan

HAILONG CAO

/s/ Hailong Cao
Hailong Cao

JINQUAN SHI

/s/ Jinquan Shi
Jinquan Shi

ALLIED MERIT INTERNATIONAL INVESTMENT INC.

By:	/s/ Gang Liu
Name:	Gang Liu
Title:	Sole Director

VIRTUE WORLD LIMITED

By:	/s/ Liping Zhang
Name:	Liping Zhang
Title:	Sole Director

XIXIAN DONG

/s/ Xixian Dong
Xixian Dong

HOUYUN YANG

/s/ Houyun Yang
Houyun Yang

SHUNXIANG XUN

/s/ Shunxiang Xun
Shunxiang Xun

XIULI HE

/s/ Xiuli He
Xiuli He

XIAOLING YU

/s/ Xiaoling Yu
Xiaoling Yu

EXHIBIT A

CONTRIBUTING STOCKHOLDERS AND CONTRIBUTED SHARES

CONTRIBUTING STOCKHOLDERS	FUER SHARES HELD OF RECORD	OWNERSHIP PERCENTAGE OF FUER	NEWCO SHARES TO BE ISSUED	OWNERSHIP PERCENTAGE OF NEWCO
Oriental Agriculture Co., Ltd.	7,327,749	56.55%	7,327,749	58.30%
Trade Ever Holdings Limited	1,269,884	9.80%	1,269,884	10.10%
Faith Origins Limited	1,243,968	9.60%	1,243,968	9.90%
Allied Merit International	1,018,868	7.86%	1,018,868	8.11%
Virtue World Limited	763,922	5.90%	763,922	6.08%
Liu Yuhua	555,582	4.29%	555,582	4.42%
Dong Xixian	60,074	0.46%	60,074	0.48%
Yang Houyun	54,063	0.42%	54,063	0.43%
Tan Guobin	50,000	0.39%	50,000	0.40%
Zhao QiuLi	50,000	0.39%	50,000	0.40%
Liu Shuxian	50,000	0.39%	50,000	0.40%
GaoHeping	40,000	0.31%	40,000	0.32%
Shi Jinquan	30,000	0.23%	30,000	0.24%
XunShunxiang	20,000	0.15%	20,000	0.16%
Cao Hailong	16,149	0.12%	16,149	0.13%
Han Pingfang	10,000	0.08%	10,000	0.08%
He Xiuli	6,000	0.05%	6,000	0.05%
Yu Xiaoling	3,000	0.02%	3,000	0.02%

Total	12,569,259	97.01%	12,569,259	100%

EXHIBIT B

ALLIED TERMINATION AND RELEASE LETTER

            , 2013

[ADDRESS OF FUER]

Ladies and Gentlemen:

Reference is made to the Contribution Agreement (the “Agreement”), dated as of March 8, 2013, by and among the undersigned and other parties thereto. Capitalized terms used herein but are not defined shall have the meanings ascribed to them in the Agreement.

For purposes of the Agreement and this letter, “Warrants” shall mean that certain warrants held by the undersigned to purchase 873,315 shares of the common stock of Fuer at the exercise price of $2.58 per share; “Allied Agreements” shall mean (i) the Qiqihar Fuer Agronomy Inc. United States Listing and Fund Raising Services Agreement, dated as of October 19, 2009, by and between the undersigned and Qiqihar Fuer Agronomy Inc., (ii) the Confidentiality Agreement, dated October 19, 2009, by and between the undersigned and Qiqihar Fuer Agronomy Inc., (iii) the Warrant Agreement, dated as of June 17, 2010, by and between the undersigned and Fuer, (iv) the Registration Rights Agreement, dated as of June 17, 2010, by and between the undersigned and Fuer, and (v) any other agreements, written or oral, between the undersigned and Fuer or any of its affiliates that is still effective as of the date hereof, other than the Agreement.

The undersigned hereby agrees and acknowledges that as of the effectiveness of the Merger, the Warrants and the Allied Agreements shall automatically be cancelled and terminated in full and shall have not further force or effect. In addition, upon such termination and cancellation, the undersigned agrees to irrevocably release, discharge, waive and dismiss, and shall cause its affiliates to release, discharge, waive and dismiss, any and all claims, rights, remedies, causes of action, suits, obligations, debts, demands, agreements, promises, liabilities, losses, costs, expenses, fees or damages of any kind, whether known or unknown, accrued or not accrued, foreseen or unforeseen or matured or not matured, in each case arising out of or related to the Warrants and/or any Allied Agreement, that they may have as of such termination or cancellation or thereafter, against Fuer, any of its affiliates or any of their respective directors, officers, employees, agents, representatives and stockholders.

[Signature page follows]

Sincerely,

ALLIED MERIT INTERNATIONAL INVESTMENT INC.

By:
Name:	Gang Liu
Title:	Sole Director

EXHIBIT C

PLAN OF MERGER

This Plan of Merger is made on             , 2013 by Fuer Merger Newco Ltd. (“Newco”), a corporation organized and existing under the laws of the State of Nevada, in connection with the short-form merger (the “Merger”) of Newco with and into Fuer International, Inc., a corporation organized and existing under the laws of the State of Nevada (“Fuer”), with Fuer being the surviving corporation of the merger, pursuant to the provisions of Section 92A.180 of the Nevada Revised Statutes (the “NRS”).

The terms of this Plan of Merger are as follows:

Section 1. The constituent companies to the Merger are Newco (as the parent entity) and Fuer (as the subsidiary entity). The parent entity owns approximately 97% of the outstanding shares of the subsidiary entity.

Section 2. Fuer is the surviving company of the Merger (the “Surviving Company”).

Section 3. The Merger shall be effective at the time when a Certificate of Merger setting forth the information required by Section 92A.200 of the NRS has been duly filed by the Surviving Company with the Secretary of State of the State of Nevada.

Section 4. The Merger shall have the effects provided in Section 92A.250 of the NRS.

Section 5. Upon the effectiveness of the Merger, the manner and basis of converting the shares of the constituent companies shall be as follows:

5.1 Each share of common stock of Fuer, par value $0.001 per share (the “Fuer Shares”), other than Fuer Shares held by Newco and Fuer Shares with respect to which dissenter’s rights have been properly exercised and not withdrawn or lost, issued and outstanding immediately prior to the Merger shall be converted into a right to receive $1.29 per share in cash, without interest.

5.2 Each Fuer Share held by Newco immediately prior to the Merger shall be cancelled.

5.3 Each share of common stock of Newco, par value $0.0001 per share, issued and outstanding immediately prior to the Merger shall be converted into one (1) validly issued, fully paid and nonassessable share of common stock of the Surviving Company.

5.4 The Articles of Association and the Bylaws of Fuer as in effect immediately prior to the Merger shall be the Articles of Association and the Bylaws of the Surviving Company after the Merger until the same shall be duly altered or amended as provided therein or by applicable law.

FUER MERGER NEWCO LTD.

By:	/s/ Li Zhang
Name:	Li Zhang
Title:	Sole Director